FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

29 January, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 26 January, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity International Limited (FIL) and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc. Konecranes has corrected the ownership percentages given by FIL to correspond with the correct number of outstanding shares.

On 19 January, 2007 FIL and its direct and indirect subsidiaries were in possession of 4 137 578 KCI Konecranes shares. This holding corresponds to 6.89 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
Accident Rehab & CMP-GLB Ex-US	88 400	0.15
FMT GL Row	62 400	0.10
Deutsche Arzte - Row	14 000	0.02
British Energy Gen GRP - Row	22 800	0.04
Church Comm For England - Row	50 400	0.08
Chevron Texaco UK PNS PL-Row	30 000	0.05
Co-Operative GRP Pens - RW	34 000	0.06
East Sussex Cnty Council - Row	54 200	0.09
European Equity MKT Neut Long	20 809	0.03
FID Instl Select Europe Eq Fd	52 000	0.09
Fidelity European Fund	2 559 650	4.26
Fidelity European Values Plc	510 450	0.85
Fid FDS - Euro Blue Chip Pool	35 755	0.06
Fidelity Select Global Eq Fund	5 200	0.01
Fidelity Deutschland Select Fd	1 700	0.00
Fidelity European Cycl PLT Fd	1 864	0.00
Australia - Funds SA	101 400	0.17
GEC 1972 PLN GLB Eqty Fd-Row	30 800	0.05
GKN Group Pension Scheme - Row	42 000	0.07
IBM Denm Select - Global Ex-US	11 700	0.02
K Zusatzversorgungskasse	850	0.00
MV4 Actions Euro	60 000	0.10
NPC Trust - Active 1 - Row	16 300	0,03
STC Intl Equity Fund - Row	51 200	0.09
Braunschweig Insurance Rw	11 400	0.02
Fidelity Intl FD - Pep Europé	34 500	0.06
SGE MM Row	30 800	0.05
SPH - Select Europe	113 700	0.19
SPMS - Select Europe	57 500	0.10
Unilever (Superann) Ireland - Row	24 400	0.04
AFP Unilever Schweiz - GBL Ex Us	8 400	0.01
TOTAL	4 137 578	6.89

On the basis of a previous announcement, Fidelity International Limited and its direct and indirect subsidiaries were in possession of 10.02 % of the share capital and the voting rights of KCI Konecranes Plc on 14 September, 2006.

KCI Konecranes has a total of 60 077 720 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbors. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has 7,500 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager
Tel. +358-20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

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